

DIVISION OF
CORPORATION FINANCE

April 4, 2007

Via Facsimile ((213) 687-5600) and U.S. Mail

Jeffrey H. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, CA 90071

> **Re: Educate, Inc.**
> **Schedule 13E-3**
> **File No. 005-80064**
> **Filed March 9, 2007**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 9, 2007**
> **File No. 000-50952**

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We believe that the Apollo and Citigroup entities are affiliates engaged in the going private transaction and should be added as filing persons to the Schedule 13E-3. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, please provide us your detailed legal analysis addressing why you believe these persons are not filing persons.

2.   We note that Peter Cohen, Jeffrey Cohen and Kevin Shaffer may roll over their equity positions in the company into equity of the acquiring entity. Please include each as a filing person in the Schedule 13E-3. Also, we note that the cover letter to your proxy statement indicates "certain other members of management are expected to participate in the transaction..." and that Mr. Taslitz and Mr. Elfman will participate in the transaction as a result of, among other things, their rollover commitments. Please tell us what consideration you have given to those members of management and Mr. Taslitz and Mr. Elfman being filing persons.

3.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981) and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

Introduction

4.   We note your disclosure that the filing persons disclaim any obligation to file the Schedule 13E-3 and that those filing persons are not admitting they are affiliates of Educate within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their obligation to file the Schedule or their affiliate status with respect to Educate, and should not express doubt about the applicability of Rule 13e-3 to the present transaction. Please revise.

Proxy Statement

General

5.   Please disclose briefly in an appropriate location in the proxy statement the events described in your Current Report on Form 8-K filed on March 19, 2007 with respect to your quarterly financial statements.

Cover Page

6.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Summary Term Sheet, page 1

7.   We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to and in the best interests of your "minority unaffiliated stockholders." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

8.   We note your reference to the company's 2006 proxy statement for information regarding Mr. Hoehn-Saric's employment agreement (page 4). Revise to disclose that information in an appropriate location in this proxy statement.

Special Factors

Background of the Merger, page 11

9.   We note Mr. Hoehn-Saric received a presentations from Signal Hill Capital Group on November 2, 2005. Note that each presentation presented by an outside party, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b)(6) of Regulation M-A. Revise to summarize all the presentations made by financial advisors. Also, file the presentation referenced above as an exhibit to Schedule 13E-3.

10.   We note your disclosure in the second paragraph of page 12 that your board of directors concluded that there existed no conflict between the Apollo entities and the remaining security holders. Please expand your disclosure to explain the basis for the board's determination. We note that Apollo, while it had stated it would only seek to receive the same consideration as all other security holders, had, among other things, the ability by itself to proceed or put off the transaction, and to effectively dictate the terms and timing of a transaction based solely on its preferences.

11.   Please reconcile the references to the break-up fee being sought by the Buyer Group in the second ($18 million) and third ($16 million) paragraphs on page 17.

Fairness of the Merger; Recommendation of our Board of Directors, page 18

12.   Please revise to provide the disclosure required by Item 1013(a) and (b) of Regulation M-A for each filing person. We note, for example, the alternatives appearing in the January 2007 Credit Suisse presentation.

13.   We note that the board of directors adopted the special committee's conclusions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this *analysis* and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act

Release No. 34-17719 (April 13, 1981). Please revise.

14.   Please revise the second and fifth bullet points on page 18 to explain how the Negotiation Committee considered the company and its industry, its business plan, its competitive position in the industry, the outlook for the supplemental education services industry, and general economic and stock market conditions. What about these factors allowed the committee to make its fairness determination and why were these factors viewed as positive in the committee's analysis.

15.   Please tell us, with a view toward revised disclosure, what consideration the Negotiation Committee and board gave to Credit Suisse's Premium Paid Analysis and Houlihan Lokey's Premiums Considerations appearing in the advisors' January 2007 presentations.

16.   Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisors' opinions was able to reach the fairness determination as to unaffiliated security holders given that the financial advisors' fairness opinions addressed fairness with respect to security holders other than the Excluded Shareholders, rather than all security holders unaffiliated with the company.

17.   Refer to the disclosure relating to procedural fairness on page 19. Clarify how the board made a determination of procedural fairness even though the going private transaction does not require the approval of unaffiliated security holders and no unaffiliated representative acting solely on behalf of the unaffiliated security holders was retained. We also note that the committee, whose members included representatives of your 52% majority security holder, structured and negotiated the transaction and its terms.

Purpose and Reasons of Mr. Hoehn-Saric for the Merger, page 21

18.   We note your disclosure that Sterling "could be deemed to be engaged" in the going private transaction. Note that Sterling, as a filing person, is engaged in this going private transaction. Please revise throughout the proxy statement. Make a similar change to the first sentence in the section "Position of Parent, MergerCo and Sterling as to Fairness": as filing persons, Parent, MergerCo and Sterling are required to provide the referenced disclosure.

Opinions of Negotiation Committee's Financial Advisors

Credit Suisse Opinion, page 25

19.   Please provide a cross-reference to where the financial projections appear in your proxy. Please apply all of the comments to this financial advisor's disclosure to the disclosure relating to Houlihan Lokey's opinion.

20.   Please describe the services provided by Credit Suisse to the filing persons and their

affiliates and quantify the compensation received by Credit Suisse for the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

21.   Refer to the Discounted Cash Flow Analysis. Please explain how Credit Suisse determined that discount rates of 13%-16% and terminal value multiples of 7.5x-9.5x were the most appropriate indicators of value. Disclose the industry averages.

22.   Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company's projected results that were used in conducting the Discounted Cash Flows Analysis and how Credit Suisse derived implied per share equity values from that data, (ii) the enterprise values, revenues and EBITDA information for each comparable company that is the basis for the multiples disclosed on page 28 with respect to the Selected Companies Analysis and the Educate data to which you applied those multiples to arrive at the implied per share equity values, (iii) the data from each transaction that resulted in the multiples disclosed on page 29 with respect to the Selected Transaction Analysis and the Educate data to which you applied those multiples to arrive at the implied per share equity values.

Plans for Educate after the Merger, page 37

23.   Please disclose the expected sales price for the sales described in the penultimate paragraph on page 38. Disclose also whether the company ever considered continuing as a reporting company while undertaking the transactions described in this section. If not, why not?

Financing for the Merger, page 39

24.   Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

25.   With respect to the conditions to your debt financing, please clarify if any event described in the second bullet point on page 41 has occurred since December 31, 2005 until the date of this proxy statement.

Financial Projections, page 49

26.   We note in the Background section that you provided 2007-2010 financial projections to various potential bidders in November 2006 and "updated" projections to the Buyer Group in January 2007. We also note, for example, in the Credit Suisse presentation in January 2007 that you had provided projections in September and November 2006 and that Credit Suisse had also reviewed a "Management Case" set of projections. Disclose here all sets of projections provided to third parties and disclose briefly the reasons for the changes in the financial projections over time.

27.   We note in the fist sentence that you are disclosing a "summary" of the financial projections. Please revise to disclose the full financial projections as provided to third parties.

Summary Financial Information, page 87

28.   Please update your disclosure to provide December 31, 2006 financial information.

29.   Please provide the ratio of earnings to fixed charges as required by Item 1010(c)(4) of Regulation M-A.

30.   Please tell us, with a view toward revised disclosure, why you have not provided the pro forma financial information required by Item 1010(b) or (c)(6) of Regulation M-A.

Where You Can Find More Information, page 90

31.   It appears that in the third paragraph of this section you are attempting to "forward incorporate" documents into the proxy statement. Note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference.

Annex C

32.   We note that the fairness opinion includes language limiting its benefit "solely" to the Negotiation Committee of the board of directors. Revise the fairness opinion to make clear, if true, that unaffiliated security holders may rely upon the materials when making their evaluation. See Section II.D.1 of our Current Issues Outline for further guidance.

Closing

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions